UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. )1

Dune Acquisition Corporation
(Name of Issuer)

Class A Common Stock, $0.0001 par value
(Title of Class of Securities)

265334102
(CUSIP Number)

JACOB MA-WEAVER

CABLE CAR CAPITAL LLC

601 California Street, Suite 1151

San Francisco, California 94108

(415) 857-1965

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 265334102	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Funicular Funds, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 97,652 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 97,652 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,652 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON PN

(1)

The reporting person’s ownership consists of 97,652 shares of Class A common stock. The foregoing calculation is based upon 1,182,054 shares outstanding as reported by the Issuer on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2023.

CUSIP No. 265334102	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Cable Car Capital LLC (2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 97,652 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 97,652 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,652 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON IA, PN

(1)	The reporting person’s ownership consists of 97,652 shares of Class A common stock. The foregoing calculation is based upon 1,182,054 shares outstanding as reported by the Issuer on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2023.

(2)	Cable Car Capital LLC, as the General Partner of Funicular Funds, LP, and Jacob Ma-Weaver, as the Managing Member of Cable Car Capital LLC, may each be deemed the beneficial owner of the shares held by Funicular Funds, LP.

CUSIP No. 265334102	13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Jacob Ma-Weaver (2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 97,652 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 97,652 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,652 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON IN

(1)	The reporting person’s ownership consists of 97,652 shares of Class A common stock. The foregoing calculation is based upon 1,182,054 shares outstanding as reported by the Issuer on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2023.

(2)	Cable Car Capital LLC, as the General Partner of Funicular Funds, LP, and Jacob Ma-Weaver, as the Managing Member of Cable Car Capital LLC, may each be deemed the beneficial owner of the shares held by Funicular Funds, LP.

CUSIP No. 265334102	13D	Page 5 of 10 Pages

Item 1.	Security and Issuer

The security to which this statement relates is the Class A common stock, $0.0001 par value (the “Shares”), of Dune Acquisition Corporation (the “Issuer”), whose principal executive offices are located at 700 S. Rosemary Ave., Suite 204, West Palm Beach, FL 33401.

Item 2.	Identity and Background

(a) This statement is being filed by Funicular Funds, LP (the “Fund”), a Delaware limited partnership, with respect to Shares beneficially owned and held of record by the Fund. The General Partner of the Fund is Cable Car Capital LLC (“Cable Car”), a California limited liability company which serves as investment adviser to the Fund pursuant to a written advisory agreement. Jacob Ma-Weaver, a United States citizen, is the Managing Member of Cable Car and the ultimate individual responsible for directing the voting and disposition of shares held by the Fund.

Each of the Fund and Mr. Ma-Weaver are referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The principal business address for the Reporting Persons is 601 California Street, Suite 1151, San Francisco, California 94108.

(c) The Fund is a private investment partnership whose principal business is investing and trading in securities. Cable Car is an investment adviser registered with the state securities authority of California. Its principal business is investment management. Mr. Ma-Weaver has sole discretionary authority over the accounts of the Fund.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

The Shares to which this Schedule 13D relates were acquired for an aggregate purchase price of $974,735.40, inclusive of brokerage commissions. Funds for the purchase were obtained from the available working capital of the Fund. Although the Fund has the ability to obtain margin loans in the ordinary course of its business, no part of the purchase price was obtained on margin or through any other borrowings.

CUSIP No. 265334102	13D	Page 6 of 10 Pages

Item 4.	Purpose of Transaction

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein, no Reporting Person has any present plan or proposal that otherwise would relate to or result in any of the matters set forth herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate percentage of Shares reported owned by the Reporting Persons is based on 1,182,054 shares outstanding as of August 14, 2023,  which is the total number of shares outstanding as reported on the cover page of the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2023. As of the close of business on August 23, 2023, the Fund beneficially owned 97,652 Shares. Cable Car, as the General Partner of the Fund, may be deemed the beneficial owner of the 97,652 Shares owned by the Fund. Mr. Ma-Weaver, as the Managing Member of Cable Car, may be deemed the beneficial owner of the 97,652 Shares owned by the Fund.

(b) The Fund has sole voting and dispositive power over the Shares reported herein.

(c) The transactions in the Shares by the Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference. None of Cable Car or Mr. Ma-Weaver have entered into any transactions in the Shares during the past sixty days. Each Reporting Person and Cable Car disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

CUSIP No. 265334102	13D	Page 7 of 10 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit A. Joint Filing Agreement

CUSIP No. 265334102	13D	Page 8 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2023

FUNICULAR FUNDS, LP

By:	/s/ Jacob Ma-Weaver
	Name:	Jacob Ma-Weaver
	Title:	Managing Member of the General Partner

CABLE CAR CAPITAL LLC

By:	/s/ Jacob Ma-Weaver
	Name:	Jacob Ma-Weaver
	Title:	Managing Member

JACOB MA-WEAVER

By:	/s/ Jacob Ma-Weaver

CUSIP No. 265334102	13D	Page 9 of 10 Pages

Exhibit A

The undersigned agree that this Schedule 13D, and all amendments thereto, relating to the shares of Class A common stock of Dune Acquisition Corporation, shall be filed on behalf of the undersigned.

Dated: August 25, 2023

FUNICULAR FUNDS, LP

By:	/s/ Jacob Ma-Weaver
	Name:	Jacob Ma-Weaver
	Title:	Managing Member of the General Partner

CABLE CAR CAPITAL LLC

By:	/s/ Jacob Ma-Weaver
	Name:	Jacob Ma-Weaver
	Title:	Managing Member

JACOB MA-WEAVER

By:	/s/ Jacob Ma-Weaver

CUSIP No. 265334102	13D	Page 10 of 10 Pages

Schedule A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale
Purchase of Common Stock	21,566	$10.0250	08/17/2023
Purchase of Common Stock	41,770	$10.0250	08/16/2023